UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 3, 2006

ALTEON INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-16043 (Commission File Number)	13-3304550 (IRS Employer Identification No.)
6 Campus Drive
Parsippany, New Jersey 07054
(Address of principal executive offices and zip code)
Registrant’s telephone number, including area code: (201) 934-5000
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01	OTHER EVENTS.
On May 3, 2006, Alteon Inc. (“Alteon”) announced that Kenneth I. Moch, President and Chief Executive Officer of Alteon, will participate in the Rodman & Renshaw 3rd Annual Global Healthcare Conference in Monaco. Mr. Moch is scheduled to present on Monday, May 15, 2006 at 5:35 pm (11:35 am, ET). In addition, Noah Berkowitz, M.D., Ph.D., President and Chief Executive Officer of HaptoGuard, Inc., who is expected to become President and CEO of Alteon upon the closing of a previously-announced merger between the two companies, will review Alteon and HaptoGuard’s clinical programs. The presentation will be webcast and accessible at Alteon’s website, www.alteon.com.
The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.
(d)	Exhibit. 99.1 Press Release dated May 3, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTEON INC.
Dated: May 3, 2006
/s/ Kenneth I. Moch
Kenneth I. Moch
President and Chief Executive Officer